

November 8, 2012

Via E-mail
William C. Owens, President
Owens Realty Mortgage, Inc.
c/o Owens Financial Group, Inc.
2221 Olympic Blvd., P.O. Box 2400
Walnut Creek, CA 94595

      **Re:    Owens Realty Mortgage, Inc.**
              **Registration Statement on Form S-4**
              **Filed October 11, 2012**
              **File No. 333-184392**

Dear Mr. Owens:

      We have reviewed your registration statement and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your registration statement and providing the requested information.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.      Please provide us your analysis as to why the roll-up rules do not apply to this transaction.  Refer to Item 901 of Regulation S-K.

2.      Please confirm to us that if the management agreement were in place for the periods shown in the pro forma, that the management fee paid to the GP/manager would have been the same as was incurred in the current fee structure.

Prospectus Cover Page

3.      Please revise to state the total number of shares of common stock to be issued by the registrant in the merger. Refer to Item 501(b)(2) of Regulation S-K.

Questions and Answers …, page 1

Why are we proposing the REIT conversion?, page 1

4.      It is not clear to us why the consummation of the proposed merger will increase partner liquidity.  As a result of the merger the LP redemption rights, which are currently the only source of liquidity, will be eliminated.  But the merger does not itself provide for listing or quotation, and listing and quotation is not a condition to the closing of the merger.  Thus it appears that as a direct result of the merger liquidity could be significantly diminished.  While we note that you intend to list and may seek a quotation pending listing, there is no obligation for you to do so, no guarantee you will be successful and it is not clear why you cannot do so absent the merger.  Please significantly expand your explanation of the linkage between the merger and increased liquidity, the risk that the merger could reduce liquidity absent your successful efforts to provide liquidity through other means, and, with respect to pre-listing quotation, explain the process by which a company is quoted on the OTC-BB and your reliance on a third-party broker-dealer to accomplish a quotation.  Please make similar changes in the related Q&As on page 6 and 7, the related risk factor on page 18, the reference to listing as an "effect" of the merger on page 45, and in the liquidity portion of the table on page 128.

Ownership Structure After the Merger, page 10

5.      Please revise the chart to show the percentage ownership of the registrant by 1) Owens Financial Group, Inc., 2) limited partners of Owens Mortgage Investment Fund, and 3) other stockholders, if applicable, after the merger.

Unaudited Pro Forma Per Share Data of Owens Realty Mortgage, Inc., page 16

6.      Please remove the pro forma book value per share as of December 31, 2011, as pro forma balance sheet data information should only be presented as of the most recent balance sheet date.

7.      Please clarify what measure is represented by your disclosure of "income and capital distributions per share" and tell us how this amount was calculated.  To the extent that you are estimating a dividend payment, please provide quantitative disclosure on page 59 that demonstrates that you have a reasonable basis for your belief that you will have cash available for distribution for the twelve months following the merger date to cover the estimated distribution.

Background of the Merger, page 39

8.      We note your references to appraisals on page 40 or elsewhere.  Please tell us how you
        have complied with Item 4(b) and Item 21(c) of Form S-4 with respect to such appraisals.

Compensation, page 55

9.      Please clarify what obligations, if any, you have toward compensating your manager if it
        is terminated, for cause or otherwise.

Termination for Cause, page 57

10.     It appears that you will not be able to terminate your manager for at least 30 days even if
        the manager engages in fraud or embezzlement, misappropriates funds, or intentionally
        breaches the contract.  Please add a risk factor to address the potential risks associated
        with your manager continuing on for 30 days after these acts.

Majority and Wholly-Owned Limited Liability Companies, page 70

11.     We note that you have disclosed net operating income/loss for some of your
        properties.  Please note that this is a non-GAAP measure.  To the extent that net operating
        income/loss is presented in the filing, please reconcile to the most directly comparable
        GAAP measure and provide all disclosures required by Item 10(e) of Regulation S-K.

Management, page 87

12.     Please revise to provide all of the disclosure required by Item 401(e) of Regulation S-K,
        for each of your current and expected directors.

Management's Discussion and Analysis …, page 91

13.     Please explain to us the reference to "anticipated distribution" in the italicized language
        at the beginning of this section.

Critical Accounting Policies, page 91

14.     Please tell us why you did not disclose accounting for revenue recognition as a critical
        accounting policy and consider adding a discussion of your revenue recognition policy in
        the next amendment.

Liquidity and Capital Resources, page 106

15.     Please provide a more detailed analysis of your sources and uses of cash for the current year.  With respect to sources of cash, please quantify your cash on hand, estimated proceeds from anticipated property sales net of expenses and debt repayment, and remaining capacity on any credit facilities that will not expire prior to year end.  With respect to uses of cash, please quantify your debt and interest obligations for the current year and anticipated capital expenditures, including on foreclosed properties that need renovation or repositioning for sale.  If known, please quantify the amount you expect to have to finance or refinance during the current year to satisfy cash needs.

Pro Forma Financial Information, page 113

16.     Please include footnote disclosure to explain the pro forma adjustments made to additional paid-in capital, accumulated deficit and noncontrolling interests.

Material United States Federal Income Tax Consequences, page 144

17.     Please revise to identify counsel that has provided an opinion regarding the tax consequences.  In addition, please confirm to us that the Exhibit 8 opinion will cover the tax treatment of the merger and the REIT qualification of the registrant.

Index to Financial Statements, page F-1

18.     Please file an audited balance sheet for the registrant, Owens Realty Mortgage, Inc.

Note 2 – Summary of Significant Accounting Policies, page F-7

Real Estate Held for Sale, page F-10

19.     Please explain to us your basis in GAAP for recording any recovery in the fair value of real estate as an offset to impairment losses.  Please refer to ASC 360-10-35-20, which states that restoration of a previously recognized impairment loss is prohibited.

Note 11 – Contingency Reserves, page F-29

20.     We note that the partnership agreement requires that you maintain contingency reserves in the aggregate amount of at least 1-1/2% of the capital accounts of limited partners.  Please revise to present these reserves separately as restricted cash on the consolidated balance sheets and statements of cash flows.

Annexes

21.     Please revise the registration statement to include all of the annexes. We will review the annexes prior to granting effectiveness of the registration statement and may have further comments after our review.

Annex E and Exhibit 99.2

22.     We note the opinion of the valuation firm and the valuation report filed as Exhibit 99.2. We also note the disclaimer of liability in Appendix A of Annex E of the opinion and in section 10 on page 5 of the exhibit.  It is not clear to us how this disclaimer is consistent with Section 11(a)(4) of the Securities Act.  Please advise.

Exhibits

23.     Please file all required exhibits as promptly as possible.  If you are not in a position to file your legal and tax opinions with the next amendment, please provide a draft copy for us to review.  The draft should be filed as EDGAR correspondence.

Exhibit 99.2

24.     We note that the valuation expert refers to the Private Securities Litigation Reform Act. It does not appear that the registrant is eligible to rely on this Act.  Please advise.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•   the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•   the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        Please refer to Rules 460 and 461 regarding requests for acceleration.  We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kristi Marrone at (202) 551-3429 or Dan Gordon, Accounting Branch Chief, at (202) 551-3486 if you have questions regarding comments on the financial statements and related matters.  Please contact Stacie Gorman at (202) 551-3585 or me at (202) 551-3852 with any other questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director

cc: Eric R. Smith, Esq. (*via e-mail*)